Exhibit 99.4

Announcement

CABLE & WIRELESS BOARD CHANGE

Cable & Wireless announces today (12 August 2003) that Adrian Chamberlain, Board Director and Group Director of Strategy and Business Development, will be leaving the company on 3 September 2003.

In his nine years’ service, Adrian Chamberlain has held a number of senior line roles, including CEO of the Consumer Division of Cable & Wireless Communications in the UK and Managing Director of the Consumer and Multimedia Division of Cable & Wireless Optus in Australia.

From December 2002 to June this year, Adrian was CEO, Global Services and Europe/Asia, and has been instrumental in implementing the restructuring programme of Cable & Wireless’ former Global Division by reducing costs and focusing on generating cash, as well as supporting the strategic review of the Group undertaken by the new Board.

Following the company’s implementation of its strategic review, and the consequent restructuring and delayering of the business, there is no longer a suitable role for him within the Group.

Adrian Chamberlain’s contractual notice period was one year. He will receive a cash payment of £262,500, equivalent to nine months’ salary, in lieu of notice. He will also receive additional pension credit, equivalent to nine months’ pensionable service, the capital value of which is £90,000. In addition, he will be paid a bonus of £75,000 in recognition of his contribution to the restructuring of Cable & Wireless over the past year.

Richard Lapthorne, Chairman, Cable & Wireless, said: ‘The entire Board and I are grateful for what Adrian has achieved and wish him the very best for the future.’

Ends

Contacts:

Investor Relations
Louise Breen 020 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart 020 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com